# Tokensoft Global Markets, LLC

f/k/a Marpine Securities LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
September 30, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70159 |

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    10/01/18    AND ENDING    09/30/19   
                                        MM/DD/YY                                 MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Tokensoft Global Markets, LLC f/k/a Marpine Securities LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

        39 Broadway Suite 3300
            (No. and Street)

New York              NY                 10006
  (City)                (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay                            (212) 897-1692
                                      (Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

              YSL & Associates
        (Name - if individual, state last, first, middle name)

11 Broadway Suite 700      New York      NY          10004
  (Address)              (City)        (State)           (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

# Tokensoft Global Markets, LLC f/k/a Marpine Securities LLC

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]  Independent Auditors' Report.
[x]  Facing Page.
[x]  Statement of Financial Condition.
[ ]  Statement of Operations.
[ ]  Statement of Changes in Member's Equity.
[ ]  Statement of Cash Flows.
[ ]  Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]  Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ]  Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]  Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[ ]  A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]  A Reconciliation between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]  An Affirmation.
[ ]  A copy of the SIPC Supplemental Report.
[ ]  A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ]  Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption
report.
[ ]  Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule
15c3-3


**    *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



## AFFIRMATION

**I, Arthur Carmel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Tokensoft Global Markets, LLC at September 30, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

____________________________________________
**Signature**

**CEO/CCO**
**Title**

**Subscribed and sworn**
**to before me** 11/25/2019

____________________________________________

KATHY M HOYOS
Notary Public - State of New York
NO. 01HO6336803
Qualified in Bronx County
My Commission Expires Feb 8, 2020



**YSL & Associates LLC**

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004        Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
TokenSoft Global Markets, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TokenSoft Global Markets, LLC (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC*

We have served as TokenSoft Global Markets LLC's auditor since 2019.

New York, NY

November 25, 2019

## Tokensoft Global Markets, LLC
f/k/a Marpine Securities LLC

### Statement of Financial Condition
September 30, 2019

**Assets**

| | | |
|---|---|---|
| Cash | $ | 12,747 |
| Prepaid expense and other assets | | 656 |
| Total assets | $ | 13,403 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| Liabilities - accounts payable and accrued expenses | $ | 721 |
| Members' equity | | 12,682 |
| Total liabilities and members' equity | $ | 13,403 |

The accompanying notes are an integral part of this financial statement.

# Tokensoft Global Markets, LLC
## f/k/a Marpine Securities LLC

## Notes to Statement of Financial Condition
## September 30, 2019

1.  **Organization and Business**

    Tokensoft Global Markets LLC, (the "Company"), formerly known as Marpine Securities LLC, is a limited liability company organized under the laws of the state of New York on February 27, 2018. On October 25, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's operations consist of private placement of securities; referral of business to Trust Companies, OTC trading desks and other broker dealers in the digital securities (aka tokenized securities) space. The Company has not generated any revenues to date.

2.  **Summary of Significant Accounting Policies**

    **Basis of Presentation**
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    **Revenue Recognition**
    Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of October 1, 2018.

    All revenues will be recorded as earned when the terms of the agreement are fulfilled. Fees are based on the terms of the client agreements.

    **Cash**
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. **Summary of Significant Accounting Policies (continued)**

**Income Taxes**

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At September 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Related Parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with TokenSoft Global Markets Holdings, LLC and its affiliates (together, "TokenSoft") and Integrated Management Solutions USA LLC and Integrated Investment Solutions LLC (together "Integrated") whereby TokenSoft and Integrated are to provide office and administrative services, payroll and professional services to the Company. These costs have not been recorded on the books of the Company.

The ESA has a term of one year and automatically renews annually, unless terminated or modified by written notice.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2019, the Company had net capital of approximately $12,000 which exceeded the required net capital by approximately $7,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since September 30, 2019. The Company received a capital contribution of $8,000 on November 8, 2019.